Exhibit 99.1

Jiayin Group Inc. Reports Third Quarter 2024 Unaudited Financial Results

SHANGHAI, China, November 20, 2024 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Operational and Financial Highlights:

•
Loan facilitation volume1 was RMB26.7 billion (US$3.8 billion), representing an increase of 10.3% from the same period of 2023.

•
Average borrowing amount per borrowing was RMB7,629 (US$1,087), representing a decrease of 30.5% from the same period of 2023.

•
Repeat borrowing rate2 was 67.8% compared with 71.5% in the same period of 2023.

•
Net revenue was RMB1,444.9 million (US$205.9 million), representing a decrease of 1.5% from the same period of 2023.

•
Income from operation was RMB311.9 million (US$44.4 million), representing a decrease of 18.3% from the same period of 2023.

•
Net income was RMB269.6 million (US$38.4 million), representing a decrease of 16.8% from the same period of 2023.

Mr. Yan Dinggui, the Company’s Founder, Director and Chief Executive Officer, commented: “As we close out the third quarter of 2024, I’m proud to report continued strong performance, with a significant year-over-year increase in both loan facilitation volume and related revenue. Our loan facilitation volume reached RMB26.7 billion in the third quarter, a 10.3% increase compared with the same period last year. Loan facilitation service revenue grew 18.1% to RMB1,105.7 million. This growth reflects our strategic focus on innovation, risk management, and market diversification. We’ve successfully leveraged technology to enhance operational efficiency and borrower experience, while maintaining a sharp eye on risk resilience. We are confident that our adaptable business model and commitment to sustainable growth will enable us to capture new opportunities and deliver long-term value to our shareholders. ”

1 “Loan facilitation volume” refers the loan facilitation volume facilitated in Mainland China during the period presented.

2 “Repeat borrowing rate” refers to the repeat borrowers as a percentage of all of our borrowers in Mainland China.

“Repeat borrowers” during a certain period refers to borrowers who have borrowed in such period and have borrowed at least twice since such borrowers’ registration on our platform until the end of such period.

Third Quarter 2024 Financial Results

Net revenue was RMB1,444.9 million (US$205.9 million), representing a decrease of 1.5% from the same period of 2023.

Revenue from loan facilitation services was RMB1,105.7 million (US$157.6 million), representing an increase of 18.1% from the same period of 2023. The increase was primarily driven by service fee optimization within our loan facilitation operations and increased loan facilitation volume from the Company’s institutional funding partners.

Revenue from releasing of guarantee liabilities was RMB251.7 million (US$35.9 million) compared with RMB397.9 million in the same period of 2023.The year-over-year decrease was primarily due to the decrease in average outstanding loan balances for which the Company provided guarantee services.

Other revenue was RMB87.5 million (US$12.4 million), compared with RMB131.9 million for the same period of 2023. The decrease was mainly due to the decrease in revenue from individual investor referral services.

Facilitation and servicing expense was RMB419.1 million (US$59.7 million) compared with RMB544.3 million for the same period of 2023. This was primarily due to decreased expenses related to financial guarantee services, which was partially offset by the effect of increased loan facilitation volume.

Allowance for uncollectible receivables, contract assets, loans receivable and others was RMB11.6 million (US$1.7 million), representing an increase of 36.5% from the same period of 2023, primarily due to increased balances of receivables arising from loan facilitation.

Sales and marketing expense was RMB550.3 million (US$78.4 million), representing an increase of 34.9% from the same period of 2023, primarily due to an increase in borrower acquisition expenses.

General and administrative expense was RMB56.1 million (US$8.0 million), representing an increase of 5.5% from the same period of 2023, primarily driven by an increase in expenditures for employee compensation and related benefits.

Research and development expense was RMB95.9 million (US$13.7 million), representing an increase of 36.0% from the same period of 2023, primarily driven by an increase in expenditures for employee compensation and related benefits.

Income from operation was RMB311.9 million (US$44.4 million), representing a decrease of 18.3% from the same period of 2023.

Net income was RMB269.6 million (US$38.4 million), representing a decrease of 16.8% from RMB323.9 million in the same period of 2023.

Basic and diluted net income per share were both RMB1.27 (US$0.18) compared with RMB1.51 in the third quarter of 2023. Basic and diluted net income per ADS were both RMB5.08 (US$0.72) compared with RMB6.04 in the third quarter of 2023. Each ADS represents four Class A ordinary shares of the Company.

Cash and cash equivalents were RMB741.2 million (US$105.6 million) as of September 30, 2024, compared with RMB880.2 million as of June 30, 2024.

The following table provides the delinquency rates of all outstanding loans on the Company’s platform in Mainland China as of the respective dates indicated.

	Delinquent for
As of	1-30 days	31-60 days	61-90 days	91 -180 days	More than 180 days
	(%)
December 31, 2021	1.31	0.90	0.72	1.78	2.12
December 31, 2022	1.01	0.67	0.51	1.18	2.02
December 31, 2023	1.13	0.90	0.68	1.48	2.07
March 31, 2024	0.99	0.85	0.68	1.63	2.62
June 30, 2024	0.96	0.83	0.67	1.61	2.60
September 30, 2024	0.93	0.76	0.55	1.32	2.49

The following chart and table display the historical cumulative M3+ Delinquency Rate by Vintage for loan products facilitated through the Company’s platform in Mainland China.

9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
4
5
6
7
8
9
10
11
12
13
14
15
2020Q1
2020Q2
2020Q3
2020Q4
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2
2022Q3
2022Q4
2023Q1
2023Q2
2023Q3
2023Q4
2024Q1

Business Outlook

The Company expects its loan facilitation volume for the fourth quarter of 2024 to reach no less than RMB25 billion. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

Dividend Policy

The board of directors of the Company (the “Board”) previously approved and adopted a dividend policy on March 28, 2023, (the “Existing Dividend Policy”) under which the Company may choose to declare and distribute a cash dividend twice each fiscal year, starting from 2023, at an aggregate amount of no less than 15% of the net income after tax of the Company in the previous fiscal year.

On November 19, 2024, the Board approved and adopted an amended dividend policy (the “Amended Dividend Policy”) to replace the Company’s Existing Dividend Policy in its entirety, with immediate effect. Under the Amended Dividend Policy, the Company may choose to declare and distribute a cash dividend once each fiscal year, starting from 2025, at an aggregate amount of no less than 15% of the net income after tax of the Company in the previous fiscal year. The determination to make dividend distributions in any particular fiscal year will be made at the discretion of the Board based upon factors such as the Company’s results of operations, cash flow, general financial condition, capital requirements, contractual restrictions and other factors as the Board may deem relevant.

Share Repurchase Plan Update

In March 2024, the Company’s Board of Directors approved an adjustment to the existing share repurchase plan, pursuant to which the aggregate value of ordinary shares authorized for repurchase under the plan shall not exceed US$30 million.

On June 4, 2024, the Company’s Board of Directors approved to extend the share repurchase plan for a period of 12 months, commencing on June 13, 2024, and ending on June 12, 2025. Pursuant to the extended share repurchase plan, the Company may repurchase its ordinary shares through June 12, 2025, with an aggregate value not exceeding the remaining balance under the share repurchase plan. As of November 20, 2024, the Company had repurchased approximately 3.5 million of its ADSs for approximately US$15.0 million.

Conference Call

The Company will conduct a conference call to discuss its financial results on November 20, 2024, at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong Time on the same day).

To join the conference call, all participants must use the following link to complete the online registration process in advance. Upon registering, each participant will receive access details for this event including the dial-in numbers, a PIN number, and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BIc807864fea404df38423af62dcb33615

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.jiayintech.cn/.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit http://ir.jiayintech.cn/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0176 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2024. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this announcement include, but are not limited to, statements in the section entitled, “Business Outlook,” such as forecast of loan facilitation volume, and statements made by the Company’s Founder, Director and Chief Executive Officer, such as the Company’s future growth. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan facilitation volume of loans facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For investor and media inquiries, please contact:

Jiayin Group

Mr. Shawn Zhang

Email: ir@jiayinfintech.cn

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of September 30,
	2023	2024
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	370,193	741,206	105,621
Restricted cash	2,435	—	—
Accounts receivable and contract assets, net	2,103,545	2,820,024	401,850
Financial assets receivables, net	991,628	514,263	73,282
Prepaid expenses and other current assets, net	1,922,056	807,660	115,091
Deferred tax assets, net	61,174	86,783	12,366
Property and equipment, net	40,332	44,708	6,371
Right-of-use assets, net	49,659	54,057	7,703
Long-term investment	101,481	175,702	25,037
Other non-current assets	2,263	2,983	425
TOTAL ASSETS	5,644,766	5,247,386	747,746
LIABILITIES AND EQUITY
Deferred guarantee income	886,862	380,717	54,252
Contingent guarantee liabilities	933,947	351,370	50,070
Payroll and welfare payable	94,856	111,369	15,870
Tax payables	568,819	605,076	86,223
Accrued expenses and other current liabilities	731,863	895,795	127,650
Lease liabilities	47,958	54,244	7,730
TOTAL LIABILITIES	3,264,305	2,398,571	341,795

TOTAL SHAREHOLDERS' EQUITY	2,380,461	2,848,815	405,951
TOTAL LIABILITIES AND EQUITY	5,644,766	5,247,386	747,746

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenue	1,466,344	1,444,872	205,893	3,866,330	4,396,539	626,502
Operating costs and expenses:
Facilitation and servicing	(544,251)	(419,056)	(59,715)	(1,174,305)	(1,694,188)	(241,420)
Allowance for uncollectible receivables, contract assets, loans receivable and others	(8,491)	(11,638)	(1,658)	(29,011)	(10,993)	(1,566)
Sales and marketing	(407,940)	(550,289)	(78,416)	(1,209,461)	(1,396,660)	(199,022)
General and administrative	(53,209)	(56,099)	(7,994)	(149,673)	(167,310)	(23,841)
Research and development	(70,532)	(95,925)	(13,669)	(203,400)	(272,014)	(38,762)
Total operating costs and expenses	(1,084,423)	(1,133,007)	(161,452)	(2,765,850)	(3,541,165)	(504,611)
Income from operation	381,921	311,865	44,441	1,100,480	855,374	121,891
Interest income, net	2,957	2,934	418	4,940	9,168	1,306
Other income, net	2,567	8,742	1,246	13,579	74,966	10,683
Income before income taxes and loss from investment in affiliates	387,445	323,541	46,105	1,118,999	939,508	133,880
Income tax expense	(61,806)	(53,927)	(7,685)	(185,055)	(158,559)	(22,594)
Loss from investment in affiliates	(1,738)	—	—	(4,002)	—	—
Net income	323,901	269,614	38,420	929,942	780,949	111,286
Less: net income (loss) attributable to non-controlling interest	108	2	—	85	(4)	(1)
Net income attributable to Jiayin Group Inc.	323,793	269,612	38,420	929,857	780,953	111,287
Weighted average shares used in calculating net income per share:
- Basic and diluted	214,740,208	212,672,997	212,672,997	214,168,317	212,380,527	212,380,527
Net income per share:
- Basic and diluted	1.51	1.27	0.18	4.34	3.68	0.52
Net income per ADS:
- Basic and diluted	6.04	5.08	0.72	17.36	14.72	2.08
Net income	323,901	269,614	38,420	929,942	780,949	111,286
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	2,044	(7,008)	(999)	8,014	(9,891)	(1,409)
Comprehensive income	325,945	262,606	37,421	937,956	771,058	109,877
Comprehensive income (loss) attributable to non-controlling interest	147	(69)	(10)	(4)	(13)	(2)
Total comprehensive income attributable to Jiayin Group Inc.	325,798	262,675	37,431	937,960	771,071	109,879